December 16, 2014

By Electronic Submission

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Demandware, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 3, 2014

SEC File No. 001-35450

Dear Mr. Gilmore:

Thank you for your letter dated December 3, 2014.

In your letter you seek a response from the Company within ten business days from the date of your letter (i.e., December 17, 2014) or an indication from the Company as to when it intends to provide you with a response.

We respectfully request an extension of 13 business days to give us sufficient time, particularly given the upcoming holidays, to gather and review the information needed to respond to your questions. If granted, this requested extension would result in our submission of a response on or before January 7, 2015.

Please contact me at (781) 425-1215 if you would like to discuss this request. We appreciate your consideration.

Sincerely,

/s/ Timothy M. Adams

Timothy M. Adams

EVP & Chief Financial Officer

Demandware, Inc.

cc:	David Edgar

Staff Accountant

Christine Davis

Assistant Chief Accountant